Exhibit (e)(ii)

DISTRIBUTION AGREEMENT

(as amended)

(Class N)

AGREEMENT made as of this 20th day of July, 1999, as amended on September 8, 1999 and as amended further on February 15, 2007 and May 8, 2007 by and between WILLIAM BLAIR FUNDS, a Delaware statutory trust (the “Trust”) and WILLIAM BLAIR & COMPANY, L.L.C., an Illinois limited liability company (“William Blair”).

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company which offers for public sale separate series of shares of beneficial interest, each corresponding to a distinct portfolio which may be further divided into separate classes of shares (the “Shares”); and

WHEREAS, the Trust has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act (the “Plan”) on behalf of each of its series (the “Funds”) for its Class N shares; and

WHEREAS, the Trust desires to enter into this Distribution Agreement (the “Agreement”) with William Blair pursuant to which William Blair agrees to provide shareholder and distribution-related services to the Class N shares of each Fund;

NOW, THEREFORE, the parties agree as follows:

1. A. The Trust, on behalf of each Fund, is authorized to pay to William Blair, as compensation for distribution-related services that are primarily intended to result in the sale of the Funds, the shareholder/distribution services fees which are specified in the Plan.

B. Any Fund may pay distribution fees for its Class N shares to William Blair at a lesser rate than the fees specified in the Plan as agreed upon by the Board and William Blair.

2. As distributor of the Funds, William Blair may spend such amounts as it deems appropriate on any activities or expenses primarily intended to result in the sale of the Funds, including but not limited to: compensation to employees or independent contractors of William Blair; compensation to and expenses of William Blair and other selected dealers who engage in or support the distribution of the Funds, including overhead and telephone and other communication expenses; the printing of prospectuses, statements of additional information and reports for other than existing shareholders, the preparation, printing and distribution of sales literature and advertising materials, and other direct and indirect distribution-related expenses. William Blair may also spend such amounts as it deems appropriate for the servicing and maintenance of shareholder accounts. Such shareholder services include: establishing and maintaining accounts and records, processing purchase and redemption transactions, answering routine inquiries regarding the Trust and the Fund and its special feature assistance to investors in changing dividend and investment options, account designations and addresses, and such other services as the Trust may reasonably request. In this regard, William Blair may appoint various broker-dealer firms and other service firms (“Firms”) to provide such shareholder services. The Firms shall provide such office space and equipment, telephone facilities, personnel or other services as may be necessary or beneficial for providing information and services to investors in the Trust.

3. This Agreement shall not take effect with respect to any Fund unless it has been approved, together with any related agreements, by a majority vote, cast in person at a meeting (or meetings) called for the purpose of voting on such approval, of (a) the Board; and (b) those Trustees of the Trust who are not “interested persons” of the Trust, as defined under the Act, and have no direct or indirect financial interest in the operation of this Agreement or any agreements related thereto (the “Independent Board Members”). The Agreement will continue from year to year only so long as it is approved annually in the manner described above.

4. William Blair shall provide to the Board and the Board shall review, at least quarterly, a written report of the amounts expended with respect to each Fund under this Agreement and the purposes for which such expenditures were made.

5. The Trust or any Fund may terminate this Agreement at any time, without the payment of any penalty, by vote of the Board, by vote of a majority of the Independent Board Members, or by vote of a majority of the outstanding voting securities of the affected Fund. The Agreement will terminate in the event of its assignment.

6. This Agreement may not be amended to increase materially the amount of distribution fees to be paid by a Fund unless amendment of the Plan is approved by a vote of a majority of the outstanding voting securities of the affected Fund, and no material amendment to the other provisions of the Agreement shall be made unless approved in the manner provided for approval in Section 6 of the Plan.

7. The amount of the shareholder/distribution services fees payable by any Fund under this Agreement may be greater or lesser than the shareholder and distribution-related expenses actually incurred on behalf of such Fund. The shareholder/distribution services fees set forth in the Plan with respect to a Fund will be payable by such Fund until the Agreement is terminated or not renewed with respect to the shares of that Fund.

8. As used in this Agreement, the terms “majority of the outstanding voting securities,” “assignment” and “interested person” shall have the same meaning as those terms have in the 1940 Act.

9. The Trust shall preserve copies of this Agreement (including any amendments thereto) and any related agreements and all reports made pursuant to paragraph 4 hereof for a period of not less than six years from the date thereof, the first two years in an easily accessible place.

IN WITNESS WHEREOF, the Trust and William Blair have caused this Agreement to be executed as of the day and year first above written.

WILLIAM BLAIR FUNDS

Attest:	/s/ Liz Zurek	By:	/s/ Colette M. Garavalia

WILLIAM BLAIR & COMPANY, L.L.C.

Attest:	/s/ Liz Zurek	By:	/s/ Timothy L. Burke